UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 12b-25

                                          Commission File Number:  0-19585

                        NOTIFICATION OF LATE FILING

(Check one)

  Form 10-K and Form 10-KSB           Form 20-F   Form 11-K
---                      ---        ---
 X                         Form 10-Q and Form 10-QSB   Form N-SAR
---                      ---

For Period Ended June 30, 2003
              -----------------

     __            Transition Report on Form 10-K and Form 10-KSB
     __            Transition Report on Form 20-F
     __            Transition Report on Form 11-K
     __            Transition Report on Form 10-Q and Form 10-QSB
     __            Transition Report on Form N-SAR

     For the Transition Period Ended:
                                -----------------

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Full Name of Registrant: Southwest Oil & Gas Income Fund X-B, L.P.
                     ------------------------------------------------------

Former Name of Registrant:
                     ----------------------------

Address of Principal Executive Office (Street and Number):

407 North Big Spring, Suite 300
----------------------------------------------------------

City, State and Zip Code:

Midland, Texas 79701
-------------------------

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PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

(Check box if appropriate):

[x]  (a)            The reasons described in reasonable detail in Part  III
     of this form could not be eliminated without unreasonable effort or expense;

[x]  (b)             The   subject   annual  report,  semi-annual   report,
     transition report on Forms 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Forms 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)           The accountant's statement or other exhibit required  by
     Rule 12b-25 (c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

   The Partnership is in the review process with the SEC in response to comment letters dated May 28 and May 30, 2003. The Partnership is in the process of preparing amendments to it's previously issued 2002 10-K and March 31, 2003 10-Q based on the comment letters. Once the Amendment No. 1 to its Annual Report on Form 10-K for 2002 and March 31, 2003 Quarterly Report on Form 10-Q have been filed, the Partnership will file it's June 30, 2003 10-Q.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Lisa Hailes           (432) 686-9927
     -----------           --------------------------------
     (Name)                (Area code and Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d)  of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
      X Yes      No
     ---         ---



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(3)
     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
      X Yes      No
     ---         ---

     If   so,  attach  an  explanation  of  the  anticipated  change,  both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          On January 1, 2003, the Partnership adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"). Adoption of SFAS No. 143 is required for all companies with fiscal years beginning after June 15, 2002. The new standard requires the Partnership to recognize a liability for the present value of all legal obligations associated with the retirement of tangible long-lived assets and to capitalize an equal amount as a cost of the asset and depreciate the additional cost over the estimated useful life of the asset. On January 1, 2003, the Partnership recorded additional costs, net of accumulated depreciation, of approximately $174,419, a long term liability of approximately $751,711 and a loss of approximately $577,292 for the cumulative effect on depreciation of the additional costs and accretion expense on the liability related to expected abandonment costs of its oil and natural gas producing properties. At June 30, 2003, the asset retirement obligation was $781,780, and the increase in the balance from January 1, 2003 of $30,068 is due to accretion expense. The pro forma amounts for the three and six months ended June 30, 2002, which are presented on the face of the statements of operations, reflect the effect of retroactive application of SFAS No. 143.

          In the fourth quarter of 2002, the Partnership changed methods of accounting for depletion of capitalized costs from the units-of-revenue method to the units-of-production method. The newly adopted accounting principle is preferable in the circumstances because the units-of-production method results in a better matching of the costs of oil and gas production against the related revenue received in periods of volatile prices for production as have been experienced in recent periods. Additionally, the units-of-production method is the predominant method used by full cost companies in the oil and gas industry, accordingly, the change improves the comparability of the Partnership's financial statements with its peer group. The
     Partnership adopted the units-of-production method through the recording of a cumulative effect of a change in accounting principle in the amount of $7,000 effective as of January 1, 2002. The Partnership's depletion for the three and six months ended June 30, 2003 and 2002 has been calculated using the units-of-production method. There was no effect due to the change in depletion method on the quarter ended June 30, 2002. The effect of the change on the six months ended June 30, 2002 was to decrease income before cumulative effect of a change in accounting principle by $3,000 ($.28 per limited partner unit) and net income by $10,000 ($.92 per limited partner unit).

                                SIGNATURES


                 Southwest Oil & Gas Income Fund X-B, L.P.
         ---------------------------------------------------------
               (Name of Registrant as Specified in Charter)



has caused this notification to be signed on its behalf by the undersigned hereto duly authorized

     Dated: August 14, 2003   Southwest Oil & Gas Income Fund X-B, L.P.



                           By: Southwest Royalties, Inc.,
                               Managing General Partner

                           By: /s/ H.H. Wommack, III
                               ----------------------------
                               H.H. Wommack, III, Chairman
                               of the Board, President, Director
                               and Chief Executive Officer


































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